CUSIP NO. 62758B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

MUSICLAND STORES CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

62758B109
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  ___________.

Check the following box if a fee is being paid with the statement _______________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  5,672,100 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  5,672,100 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:  5,672,100 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.95%

14.	TYPE OF REPORTING PERSON*: I




1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	_______
	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  10,000 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  10,000 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:  10,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .03%

14.	TYPE OF REPORTING PERSON*: 00 - Trust



1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Technologies, Inc.
	IRS I.D. #22-301576

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  26,600 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  26,600 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:  26,600 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .07%

14.	TYPE OF REPORTING PERSON*: CO



1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Lambda Financial Service Corp.
	IRS I.D. #22-2899749

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											(a)____
											(b) XX

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 	________
	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.	SOLE VOTING POWER:  291,900 shares
8.	SHARED VOTING POWER
9.	SOLE DISPOSITIVE POWER:  291,900 shares
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:  291,900 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*:	________

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.82%

14.	TYPE OF REPORTING PERSON*: CO





ITEM 1.	SECURITY AND ISSUER

SCHEDULE 13D
CUSIP NO. 62758B109

No Par Value Common Stock

Musicland Stores Corp.

Jack W. Eugster, Chairman of the Board, President, CEO
10400 Yellow Circle Drive
Minnetonka, MN   5534



ITEM 2.  IDENTITY AND BACKGROUND

I.	ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF
SURVIVORSHIP

(a)	Alfred Teo and Annie Teo, husband and wife

(b)	Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c)	Annie Teo is a homemaker and interior decorator, being the
Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred
Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

Chairman, President and Director :
Sigma Extruding Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, President and Director:
Omega Extruding Corp. of California
9614 Lucas Ranch Road, Rancho Cucamonga, California   91730

Chairman, President and Director:
Omega Plastic Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 	07071

Chairman, President and Director:
Beta Plastics Corp.
120 Amor Avenue, Carlstadt, New Jersey 07072

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Holding Corp. (a Delaware Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a New Jersey Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a Massachusetts Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a Georgia Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corp. of Illinois
1650 East 95th Street, Chicago, Illinois 60617

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corp. of North Carolina
1206 Traywick Road, Marshville, North Carolina 28103

Chairman, Chief Executive Officer, Vice President, Treasurer and Director:
Alpha Industries, Inc.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, Co-Chief Executive Officer, Treasurer, Secretary and Director:
Zeta Consumer Products Corp.
Macomb, Illinois

Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial
Service Corp., Page & Schuyler Avenues, Lyndhurst, New
Jersey. This corporation is in the business of financial services.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies,
Inc., 88 Centennial Avenue, Piscataway, New Jersey. This corporation is a computer network company.

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging
Corp., 50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp., Page & Schuyler Avenues,
Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity Service Corp., Page &
Schuyler Avenue, Lyndhurst, New Jersey 07071. This corporation is in the warehousing business.

Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye
Care Company, Inc., 125 Route 46 West, Totowa, New Jersey
07512.  This corporation is in the eye care business.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Tucker Housewares
Corp., 150 Clove Road, Little Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Essex Plastics
Corp., Pompono Beach, Florida.

Alfred Teo is a member of the Board of Directors of Fleet
Bank, N.A., 1 Exchange Place, Jersey City, New Jersey.

Alfred Teo is a member of the Board of Directors of American
Banknote Corporation, 200 Park Avenue, 49th Floor, New York,
NY  10166.

Alfred Teo is a member of Board of Trustees of St. Joseph's
Hospital Foundation, 703 Main Street, Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens
Institute of Technology, Castle Point on Hudson, Hoboken, New
Jersey

(d)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been convicted in a criminal proceeding.

(e)	During the last five (5) years, neither Alfred Teo nor Annie
Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo and Annie Teo are United States citizens.



II	 ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)	Alpha Industries, Inc. Retirement Plan dated January 1,
1984, Alfred Teo, Trustee

(b)	Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)	Principal business:  Trust

(d)	During the last five (5) years, Alfred Teo has not been
convicted in a criminal proceeding.

(e)	During the last five (5) years, Alfred Teo has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Alfred Teo is a U.S. citizen.



III.	 ALPHA TECHNOLOGIES, INC.

(a)	Alpha Technologies, Inc., a Corporation of the State of New
Jersey

(b)	Business Address: 88 Centennial Avenue, Piscataway, New
Jersey

(c)	Principal business:  computer consulting and sales.

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or dministrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable



IV. 	LAMBDA FINANCIAL SERVICE CORP.

(a)	Lambda Financial Service Corp., Corporation of the
	State of New Jersey

(b)	Business Address:  Page & Schuyler Avenues,
	Lyndhurst, New Jersey  07071

(c)	Principal business:  financial services

(d)	During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. was corporate funds. The source of funds used by Lambda Financial Service Corp. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on August 31, 1998 was:

Alfred Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship                       $26,937,988.07

Alpha Industries, Inc.                $    22,805.00
Retirement Plan

Alpha Technologies, Inc.              $    92,807.25

Lambda Financial Service Corp.        $ 1,422,269.00

Total                                 $28,475,869.32



ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment.

(a)	The reporting persons may acquire additional securities of
the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting persons have no plans or proposals which
relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting persons have no plans or proposals which
relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting persons have no plans or proposals which
relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	The reporting persons have no plans or proposals which
relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting persons have no plans or proposals which
relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting persons have no plans or proposals which
relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	The reporting persons have no plans or proposals which
relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting persons have no plans or proposals which
relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The reporting persons have no plans or proposals which
relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on August 31, 1998, the
aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

                                  Number           Percentage
Name                              of Shares        of Class

Alfred Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship                   5,672,100       15.95%

Alpha Industries, Inc.
Retirement Plan                      10,000        0.03%

Alpha Technologies, Inc.             26,600        0.07%

Lambda Financial Service Corp.      291,900        0.82%

Total                             6,000,600       16.87%

Note: Percentage of Class is based on 35,553,2078 shares outstanding.

(b)
     	1.	Alfred Teo and Annie Teo hold the shares listed next to
their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

      2.	Alfred Teo is the Trustee of the Alpha Industries, Inc.
Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

     	3.	Alfred Teo holds a 50% interest in Alpha Technologies,
Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

      4.	Alfred Teo holds the controlling interest in Lambda
Financial Service Corp. and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

(c)	Transactions in the class of securities reported that were
effected in the last sixty (60) days are shown on Exhibit A attached hereto.

(d)	Where an interest relates to more than five (5%) percent of
the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)	Not applicable



ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Alfred Teo, Individually
Dated:  September 3, 1998

/s/ Annie Teo, Individually
Dated:  September 3, 1998

/s/ Alfred Teo, Trustee of the Alpha Industries, Inc.
Retirement Plan
Dated:  September 3, 1998

/s/ Alfred Teo, Chairman of the Board of Directors of
Alpha Technologies, Inc.
Dated:  September 3, 1998

/s/ Alfred Teo, Chairman of the Board of Directors and
President of Lambda Financial	Service Corp.
Dated:  September 3, 1998



EXHIBIT A

A/C:  ALFRED S. TEO AND ANNIE TEO JT. TEN

DATE        QUANTITY       OPENING PRICE         COST
07/01/98     100,000           14.063       1,410,010.00
07/02/98     100,000           13.688       1,372,306.88
07/02/98      50,000           13.375         670,487.84
08/11/98      43,000           12.000         517,668.60
08/11/98       7,000           11.50           80,763.31
08/17/98      50,000           13.00          652,005.44
8/21/98       50,000           11.875         595,683.09
8/26/98      150,000           12.979       1,952,081.63
8/27/98       50,000           12.125         608,199.19
8/31/98      100,000            9.989       1,002,131.73